Exhibit 99.2

February 22, 2010

Mr. Robert Anderson

GeoResources, Inc.

110 Cypress Station Dr. Suite 220

Houston, Texas 77090

Re:	Evaluation Summary – SEC Price Case
GeoResources, Inc. Interests
Total Proved Reserves
Certain Oil & Gas Properties in Various States
As of January 1, 2010

Dear Mr. Anderson:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the GeoResources, Inc. interests in certain oil and gas properties located in various states. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved Developed Producing	Proved Developed Non- Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	7,147.1	2,073.6	2,198.7	11,419.4
Gas	- MMcf	31,575.3	4,132.7	16,530.7	52,238.7
NGL	- Mbbl	293.9	111.8	127.9	533.7
Revenue
Oil	- M$	384,895.7	112,808.0	116,051.2	613,754.8
Gas	- M$	97,139.2	13,842.8	49,091.6	160,073.6
NGL	- M$	8,667.7	3,471.7	3,679.1	15,818.4
Hedge	- M$	0.0	0.0	0.0	0.0
Other	- M$	0.0	0.0	0.0	0.0
Severance Taxes	- M$	40,865.2	12,449.8	13,458.0	66,772.9
Ad Valorem Taxes	- M$	6,954.5	661.2	1,641.1	9,256.9
Operating Expenses	- M$	197,045.1	20,006.2	23,733.8	240,785.1
Workover Expenses	- M$	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0
Other Deductions	- M$	0.0	0.0	0.0	0.0
Investments	- M$	3,068.9	10,368.2	51,123.2	64,560.3
Net Operating Income	- M$	242,768.5	86,637.0	78,865.7	408,271.3
Discounted @ 10%	- M$	142,519.0	40,061.5	35,010.8	217,591.4

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”)

Presentation

This report is divided into four reserve category sections: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each category section are grand total Table I and Table II summaries. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. Table II “oneline” summaries are provided that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. Table II is followed by sequentially numbered individual figures and tables that represent the detailed reserves and economics for each property listed in the Table II. The data presented in each Table I is explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix.

Hydrocarbon Pricing

As requested for the SEC Price scenario, oil and gas prices were adjusted to the following index prices as quoted on December 31, 2009.

Year	WTI Oil Price $/BBL	HH Gas Price $/MMBTU
2010	61.18	3.833

Prices were not escalated in the SEC scenario. Adjustments to oil and gas prices were made based upon data provided by your office. These adjustments include treating cost, transportation charges and/or crude quality and gravity corrections.

Expenses and Taxes

Lease operating expenses and investments were forecast as furnished by your office and were not escalated. Severance tax values were determined by applying normal state severance tax rates. Ad valorem tax rates were forecast as provided by your office.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The salvage value of equipment at abandonment and the cost of plugging at abandonment have been included in the evaluation as requested by your office.

The proved reserve classifications used herein conform to the criteria of the Securities and Exchange Commission as defined in pages 3-4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials, expenses, investments and tax rates were furnished by your office and were accepted as furnished. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

This report was prepared for the exclusive use of GeoResources, Inc. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

/s/ Cawley, Gillespie & Associates, Inc
Cawley, Gillespie & Associates, Inc
Texas Registered Engineering Firm F-693

Professional Qualifications of Robert D. Ravnaas, P.E.

Executive Vice President of Cawley, Gillespie & Associates

Mr. Ravnaas has been a Petroleum Consultant for Cawley, Gillespie & Associates (CG&A) since 1983, and became Executive Vice President in 1999. He has completed numerous field studies, reserve evaluations and reservoir simulation, waterflood design and monitoring, unit equity determinations and producing rate studies. He has testified before the Texas Railroad Commission in unitization and field rules hearings. Prior to CG&A he worked as a Production Engineer for Amoco Production Company. Mr. Ravnaas received a B.S. with special honors in Chemical Engineering from the University of Colorado at Boulder, and a M.S. in Petroleum Engineering from the University of Texas at Austin. He is a registered professional engineer in Texas, No. 61304, and a member of the Society of Petroleum Engineers (SPE), the Society of Petroleum Evaluation Engineers, the American Association of Petroleum Geologists and the Society of Professional Well Log Analysts.